UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of September, 2002

HYDROGENICS CORPORATION – CORPORATION HYDROGÉNIQUE

(Translation of Registrant’s Name into English)

5985 McLaughlin Road
Mississauga, Ontario L5R 1B8
Canada

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.)

Yes [ ]	No [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

6-K Items
SIGNATURE
EXHIBIT INDEX
Press Release Dated August 8, 2002
Q2 Report

6-K Items

1.	Attached hereto as Exhibit 99.1 is a press release of the registrant, dated August 8, 2002, announcing the registrant’s financial results for the period ended June 30, 2002.

2.	Attached hereto as Exhibit 99.2 is the Second Quarter Report 2002 for the registrant.

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDROGENICS CORPORATION – CORPORATION HYDROGÉNIQUE
(Registrant)

By:	/s/ Jonathan Lundy Jonathan Lundy

Vice President Strategic Development and Corporate Secretary

Dated: September 26, 2002

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EXHIBIT INDEX

(99.1)	Press release dated August 8, 2002.

(99.2)	Second Quarter Report 2002 of the registrant.

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